Exhibit 99.3

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

MAJOR EFFORT DELIVERS EARLY START-UP FOR KIBALI

Kibali, DRC, 24 September 2013 - The giant Kibali gold project in the Democratic Republic of Congo today officially poured its first bar of gold in a ceremony attended by Congolese officials including representatives from the Provincial Government and various ministries and the offices of the President and Prime Minister, traditional leaders as well as executives of the parastatal SOKIMO and the joint venture partners Randgold Resources and AngloGold Ashanti.

The mine has been brought into production ahead of schedule after a massive operation which included the resettlement of more than 4 000 families to a new model village and the substantial upgrading of the local infrastructure. The construction process alone has required a team of more than 7 000 people on site at one time.

Randgold is developing and operating the mine, which with a projected annual production of some 600 000 ounces of gold, reserves of 11 million ounces and resources of 21 million ounces will rank as one of the largest of its kind in Africa. The mine is being developed in two concurrent phases at an estimated initial cost of US$1.7 billion, starting as an open pit operation, with the underground mine, already well advanced, scheduled to access ore in 2015.

Speaking at the ceremony, Randgold’s general manager operations for Central and East Africa, Willem Jacobs, said that in line with Randgold’s partnership philosophy, the mine was destined to be an enormous economic boon to its Congolese stakeholders: the state, which has a 10% interest in Kibali through SOKIMO, the Province Orientale, where Kibali is located, and the local community.

“Over the lifetime of Kibali, approximately half of its profits will go to the DRC State in the form of royalties, taxes and dividends. By next year, it will be providing employment to more than 2 500 people on site, almost all Congolese nationals. More than half of its senior management are Congolese, while almost 100 Congolese have been trained as skilled operators at our West African mines. In addition to our locals-first employment policy, we also give preference to sourcing our goods and services from local suppliers, which spreads the economic benefit of our activities even wider,” he said.

Randgold’s capital projects executive, John Steele, said the successful development of Kibali was a tribute to Randgold’s experienced and multi-skilled team. “This is the fifth major gold mine we have built in Africa and the lessons we have learned in the process have proved invaluable to us in bringing a project of this magnitude into production ahead of schedule and on budget. The support of the Congolese authorities and the local community has also been a major factor.”

“Important as this day is, it is still only the first step in achieving this project’s great potential,” added Kibali general manager Louis Watum. “With gold sales set to start next month, our focus is now on commissioning of the rest of the metallurgical plant and the hydropower stations as well as progressing the underground development.”

Click here for photographs and details

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold Resources CEO +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +243 991 001 222	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 randgold@dpapr.com

Graham Shuttleworth Randgold Financial Director +44 779 771 1338	Louis Watum GM Kibali Goldmine +243 994 035 464 / +243 817 153 062	Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.